Exhibit 99.1

Locafy Reports Fiscal Fourth Quarter and Full Year 2024 Results

PERTH, Australia – November 12, 2024 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in “entity-based” search engine optimization (SEO), today reported financial results for the fiscal fourth quarter and full year ended June 30, 2024. All financial results are reported in Australian Dollars (AUD).

Management Commentary

“Our fiscal 2024 was truly a transformational period for Locafy,” said CEO Gavin Burnett. “The launch of our enhanced performance-based revenue model, which aligns more closely with how customers engage with our products compared to traditional sponsored advertising, has given us strong momentum in the evolving SEO landscape. Our services revenue surged by 231%, driven by a several commercial opportunities with publishers and resellers seeking “on-page” SEO solutions for their customers. The implementation of our proprietary Keystone technology to these customer websites has helped combat the decline in website traffic that many online publishers and businesses in general are experiencing, further solidifying our industry presence and credentials.

“Operationally, Locafy has heavily reduced its cost base, primarily from a decrease in headcount and technology expenses, which was made possible through increased automation in product deployments and streamlining products being offered to the market. The full impact of these cost reductions will be fully reflected in fiscal 2025.

“As we move into fiscal 2025, we believe that we are well-positioned to expand our suite of technologies in response to shifts in the SEO landscape. In an era of AI-driven content growth, we believe Locafy’s solutions will play a key role in helping our clients secure and maintain strong search positions. We are confident that our advanced capabilities will not only drive Locafy’s growth but also deliver superior results for our customers. We look forward to sharing more progress in the coming quarters.”

Fiscal 2024 and Recent Operational Highlights

●	Signed its first contracts related to the Company’s Article Accelerator technology to media publishers in the U.S. and Australia. Given the recent seismic changes in the SEO landscape which forced many publishers to remove “sponsored content” articles from their high-authority editorial websites, Locafy believes it has laid the foundation for its Article Accelerator solution to be packaged and marketed as a credible alternative to help restore lost revenues for those publishers.

●	Introduced the Hotfrog Proximity Page, a new application developed in partnership with Yext, allowing businesses to create dynamic, SEO-optimized landing pages to enhance their online presence. The application integrates with Yext’s platform, ensuring real-time updates and consistency across digital listings. The Company intends to build on this product in fiscal 2025 to enable connectivity with additional citation management partners.

●	Signed a series of agreements with Localista, acquiring the digital assets of Scoop, providing SEO consulting services, and adding Localista’s sales team as a reseller of its Article Accelerator product. These deals aim to enhance Localista’s SEO performance while leveraging its directory network to promote Locafy’s products, positioning both companies to capitalize on the competitive online marketplace in Australia and New Zealand. The Company believes the work undertaken to optimize the Localista website and to structurally separate paid advertorial content from free editorial content provides a technical solution and a commercial model that can be replicated for other publishers in the USA and Australian markets.

2024 Fiscal Fourth Quarter Financial Results

Results compare the 2024 fiscal fourth quarter end (June 30, 2024) to the 2023 fiscal fourth quarter end (June 30, 2023) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue decreased 4.7% to $1.2 million from $1.3 million in the comparable year-ago period.

●	Subscription revenue decreased 34.6% to $731,000 from $1.1 million in the comparable year-ago period. For reporting purposes, the Company has reclassified and incorporated “Data” revenues within “Subscription” revenues. The reclassification was done on the basis that Data revenues are consistent with the nature of other subscription fee revenues i.e. recurring and related to publishing content, as opposed to the method in which the content data is received. Notwithstanding the reclassification, the decline in subscription revenue had commenced from the beginning of the 2024 fiscal year and was mainly driven by extended billing relief provided to customers transitioning their Proximity product campaigns onto Locafy’s upgraded technology platform, as well as general churn among resellers. The Company has sought to address these concerns by providing better reseller education as to the reasonable outcomes from implementing its products, enhancing its reporting dashboard to better articulate the value that its technology adds to an end user’s marketing efforts and improved reseller support. The Company expect subscription revenues to remain steady until the 2025 fiscal third quarter.

●	Advertising revenue decreased 50.1% to $38,000 from $77,000 in the comparable year-ago period. Advertising yields from existing ad units continue to underperform. To address this decline, the Company is implementing strategies to change the type of advertising placements across its online properties together with SEO strategies designed to improve audience (traffic).

●	Services revenue increased 525.6% to $435,000 from $69,000 in the comparable year-ago period. This increase was as a result of a significant SEO consulting project and a paid proof of concept for the Company’s recently developed Article publication solution. This level of services revenue is unlikely to be replicated in the near term, however, the work has allowed the Company to advance its own technical and commercial capabilities and expand its portfolio of digital assets.

●	Other income decreased 95.9% to $29,000 from $709,000 in the comparable year-ago period. The decrease in other income is partially due to R&D tax incentive grant received in the 2023 fiscal year, which was not replicated during the 2024 fiscal year, lower gains from the extinguishment of liabilities and a net foreign exchange gain in the comparable year-ago period, which did not occur during the 2024 fiscal fourth quarter.

●	Operating expenses increased 174.6% to $2.1 million from $770,000 in the comparable year-ago period. The 2023 fiscal fourth quarter included significant adjustments relating to the reversal of contractor termination expense provisions and an annual assessment of R&D expenses that were capitalized. Excluding these adjustments, the Company’s underlying operating expenses for 2023 fiscal fourth quarter was $2.5 million. Operating expenses for 2024 fiscal fourth quarter included a write off of long-standing historical receivable balance, excluding which, operating expenses would have been $1.6 million.

●	Net loss was $883,000, or $0.66 per diluted share, compared to a net profit of $1.2 million, or $1.03 per diluted share, in the comparable year-ago period. Excluding the 2024 fiscal fourth quarter write offs (as detailed above) would have resulted in a net loss $350,000 or $0.26 per diluted share. Similarly, excluding the 2023 fiscal fourth quarter adjustment to operating expenses (as detailed above) would have resulted in a net loss of $1.3 million or $1.15 per diluted share, in the comparable year-ago period.

Fiscal Full Year 2024 Financial Results

Results compare the 2024 fiscal year end (June 30, 2024) to the 2023 fiscal year end (June 30, 2023) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue decreased 22.8% to $4.2 million from $5.4 million in the comparable year-ago period.

●	Subscription revenue decreased 31.7% to $3.3 million from $4.9 million in the comparable year-ago period. Compared to the fiscal third quarter of 2024, subscription revenue decreased 2.9%. As previously mentioned, the decline in subscription revenue was primarily related to the provision of extended billing relief to customers whose Proximity product campaigns were affected by their transition to onto the Company’s upgraded technology platform, together with general reseller churn. The Company expects subscription revenues to remain steady until the 2025 fiscal third quarter.

●	Advertising revenue decreased 20.1% to $251,000 from $316,000 in the comparable year-ago period. The decline in advertising revenues resulted from the changes made by Google to its advertising program during the year. The Company plans to implement a number of initiatives to improve its advertising yields together with the expansion of its online property assets that can carry advertising.

●	Services revenue increased 231.3% to $561,000 from $169,000 in the comparable year-ago period, driven by an increase in product sales which require implementation work. Once implemented, these products are expected to derive monthly subscription revenues. In February 2024, the Company announced an agreement to provide SEO consulting services to Localista for $500,000. This work related to the upgrade of the entire website structure of an online property owned by Localista comprising in excess of 700,000 individual listing pages, which the Company completed over a three-month period ending in June 2024. Further, as previously announced, Locafy separately acquired from Localista the digital assets of scoop.com.au to further its R&D and commercial efforts. The scoop.com.au domain name is a well-recognized brand in the travel, lifestyle and entertainment niche and, at the time of acquisition, the domain name had a Moz Domain Authority score of 36, approximately 48,000 backlinks (including approximately 5,000 Wikipedia backlinks) and ranked for over 157,000 relevant organic keywords (according to Semrush). The Company’s due diligence suggested that to replicate the asset would cost in excess of $500,000 and take several years to complete. Notwithstanding the foregoing, under accounting standards it was deemed that the scoop.com.au asset and services revenue transactions were tied together and the value of both equaled $58,500, which is equivalent to the cost of providing the consulting services. Accordingly, this position is reflected in the Company’s financial statements.

●	Other income decreased 93.8% to $61,000 from $993,000 in the comparable year-ago period. The decrease was primarily due to R&D tax incentive grant received in the 2023 fiscal year, which was not replicated during the 2024 fiscal year. The Company’s 2024 fiscal year grant is currently being prepared and funds are expected to be received in the 2025 fiscal year.

●	Operating expenses decreased 30.2% to $7.1 million from $10.2 million in the comparable year-ago period. The decrease was primarily due to a 38.5% decrease in employment expenses to $3.2 million from $5.3 million in the comparable year-ago period as a result of a reduction in headcount resulting from the Company’s ongoing efforts to streamline its technology, product suite and the geographical markets it serves. Technology expenses also decreased 48.2% to $891,000 from $1.7 million in the comparable year-ago period, which decrease largely reflects the cost savings as a result of upgrades made to the Company’s technology platform.

●	Net loss for the year to date was $3.0 million, or $2.30 per diluted share, compared to a net loss of $3.9 million, or $3.69 per diluted share, in the comparable year-ago period.

Key Performance Indicators (KPIs)

As part of its updated go-to-market strategy, Locafy has shifted its focus from traditional KPIs, which are no longer seen as adequate indicators of long-term success. The company now prioritizes Monthly Recurring Revenue (MRR) as the key measure of performance across its platform. Unless otherwise stated, KPI data is as of the fiscal fourth quarter of 2024 (ended June 30, 2024).

●	Monthly recurring revenue (MRR) for the 2024 fiscal fourth quarter was $256,000, a 35.6% decrease from the comparable year-ago period, and a 3.7% decrease compared to the 2024 fiscal third quarter.

For more information, please see Locafy’s investor relations website at investors.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Key Performance Indicators

Locafy defines MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

Locafy’s recent platform upgrade caused a significant change to the calculation of average page metrics, and Locafy management no longer views total active reseller count and total end user count as relevant indicators of the performance of Locafy’s technology. The Company may introduce additional KPIs in future quarters if deemed relevant long-term indicators of performance.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors and risk factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on November 12, 2024, and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Matt Glover or Matt Szot
Gateway Investor Relations
(949) 574-3860
LCFY@gateway-grp.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	3 months to 30 Jun 2024 AUD $ (unaudited)	FY2024 AUD $ (audited)	FY2023 AUD $ (audited)
Revenue	1,203,566	4,151,088	5,376,693
Other income	29,119	61,360	993,493
Technology expense	(214,331)	(890,778)	(1,718,974)
Employee benefits expense	(916,151)	(3,238,568)	(5,267,246)
Occupancy expense	(26,360)	(101,415)	(113,572)
Advertising expense	(7,895)	(187,046)	(318,492)
Consultancy expense	(195,924)	(853,850)	(874,638)
Depreciation and amortization expense	(394,339)	(1,473,999)	(1,355,170)
Other expenses	(21,864)	(68,826)	(213,051)
Impairment of financial assets	(339,382)	(272,236)	(295,262)
Operating loss	(883,561)	(2,874,270)	(3,786,219)
Financial cost	(16,539)	(114,199)	(105,367)
Loss before income tax	(900,100)	(2,988,469)	(3,891,586)
Income tax expense	-	-	-
Loss for the period	(900,100)	(2,988,469)	(3,891,586)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	12,274	3,023	(23,010)
Total comprehensive loss for the period	(887,826)	(2,985,446)	(3,914,596)

Earnings per share
Basic loss per share	(0.66)	(2.30)	(3.69)
Diluted loss per share	(0.66)	(2.30)	(3.69)

Locafy Limited

Consolidated Statement of Financial Position

	As at 30 Jun 2024 AUD $ (audited)	As at 31 Dec 2023 AUD $ (audited)	As at 30 Jun 2023 AUD $ (audited)
Assets
Cash and cash equivalents	275,875	724,581	3,174,700
Trade and other receivables	904,564	868,492	1,288,513
Other assets	294,355	453,763	356,782
Current assets	1,474,794	2,046,836	4,819,995
Property, plant and equipment	196,929	317,618	380,018
Right of use assets	280,810	268,558	314,596
Intangible assets	4,204,966	4,022,887	3,720,272
Non-current assets	4,682,705	4,609,063	4,414,886
Total assets	6,157,499	6,655,899	9,234,881

Liabilities
Trade and other payables	1,252,503	1,289,251	2,507,573
Borrowings	271,600	271,600	301,600
Provisions	211,300	226,547	214,465
Accrued expenses	496,749	357,776	512,611
Lease liabilities	128,669	120,287	85,165
Contract and other liabilities	147,640	139,120	152,211
Current liabilities	2,508,461	2,404,581	3,773,625
Lease liabilities	203,909	269,500	332,578
Provisions	133,399	124,009	138,721
Non-current liabilities	337,308	393,509	471,299
Total liabilities	2,845,769	2,798,090	4,244,924
Net assets	3,311,730	3,857,809	4,989,957

Equity
Issued capital	48,588,888	47,805,798	47,930,486
Reserves	2,925,679	2,696,635	2,404,933
Accumulated losses	(48,202,837)	(46,644,624)	(45,345,462)
Total equity	3,311,730	3,857,809	4,989,957

Locafy Limited

Consolidated Statement of Cash Flows

	3 months to 30 Jun 2023 AUD $ (unaudited)	FY2024 AUD $ (audited)	FY2023 AUD $ (audited)
Cash flows from operating activities
Receipts from customers (inclusive of GST)	605,855	3,098,793	4,463,725
Payments to suppliers and employees (inclusive of GST)	(475,965)	(4,658,997)	(7,005,510)
R&D Tax Incentive and government grants	-	561,501	386,181
Financial cost	(16,539)	(114,199)	(105,367)
Net cash used by operating activities	113,351	(1,112,902)	(2,260,971)

Cash flows from investing activities
Purchase of intellectual property	(492,943)	(2,166,587)	(1,617,446)
Purchase of property, plant and equipment	-	-	(2,170)
Maturity of term deposit	-	40,000	-
Net cash used by investing activities	(492,943)	(2,126,587)	(1,619,616)

Cash flows from financing activities
Proceeds from issue of shares	202,304	769,936	3,295,822
Payment for share issue costs	(22,310)	(313,643)	(403,373)
Repayment of borrowings	-	(30,000)	(6,500)
Leasing liabilities	(29,228)	(85,165)	(32,673)
Net cash from financing activities	150,766	341,128	2,853,276

Net decrease in cash and cash equivalents	(228,826)	(2,898,361)	(1,027,311)
Net foreign exchange difference	20,111	(464)	118,276
Cash and cash equivalents at the beginning of the period	484,590	3,174,700	4,083,735
Cash and cash equivalents at the end of the period	275,875	275,875	3,174,700